Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263376

PROSPECTUS ADDENDUM

(to Amendment No. 1 dated June 4, 2020 to Prospectus Supplement dated June 2, 2020 and Prospectus dated

May 27, 2022)

UBS AG

ETRACS Monthly Pay 1.5x Leveraged Mortgage REIT ETN due June 10, 2050

This prospectus addendum relates to the ETRACS Monthly Pay 1.5x Leveraged Mortgage REIT ETN due June 10, 2050 (the “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series B”. This prospectus addendum and Amendment No. 1 dated June 4, 2020 to Prospectus Supplement dated June 2, 2020 (the “original prospectus supplement”), will be used by UBS AG in connection with the continuous offering of the ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under a registration statement previously filed by UBS AG. When UBS AG initially registered the ETRACS, UBS AG prepared a prospectus supplement that was attached to a “base” prospectus.

UBS AG has prepared a new “base” prospectus dated May 27, 2022. This new base prospectus replaces the prior base prospectus. Because the terms of your ETRACS otherwise have remained the same, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your ETRACS, which gives the specific terms of your ETRACS, together with the base prospectus dated May 27, 2022. When you read these documents, please note  that all references in the original prospectus supplement to the base prospectus dated as of a date prior to  May 27, 2022, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated May 27, 2022, or to the corresponding section of that base prospectus. In addition,  please note that instead of using the website links in the original prospectus supplement to the base prospectus dated as of a date prior to May 27, 2022, you should use the following website link to access the base prospectus dated May 27, 2022: https://www.sec.gov/Archives/edgar/data/0001114446/000119312522162430/d632731d424b3.htm

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to May 27, 2022 that is provided in the original prospectus supplement. A table of       contents for the new base prospectus is provided on page i of the May 27, 2022 base prospectus.

Risk Factors

The following summary supplements the section entitled “Risk Factors” beginning on page S-35 of the accompanying original prospectus supplement and shall be deemed inserted therein to follow the first paragraph of such section.

Summary Risk Factors

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You may lose all or a substantial portion of your investment — The Securities are fully exposed to 1.5 times any quarterly decline in the level of the Index and do not guarantee any return on your initial investment. If the compounded leveraged quarterly return of the Index and any Coupon Amounts you are entitled to receive are insufficient to offset the negative effect of all applicable fees or if the compounded leveraged quarterly return of the Index is negative, you may lose all or a substantial portion of your investment.

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Correlation and compounding risk — A number of factors may affect the Security’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the Security will achieve a high degree of correlation. Because the Current Principal Amount is reset quarterly (or more frequently if any Loss Rebalancing Events occur), you will be exposed to compounding of quarterly returns. As a result, the performance of the Securities for periods greater than one quarter is likely to be either greater than or less than the Index performance times the leverage factor of 1.5, before accounting for the applicable fees. In particular, significant adverse quarterly performances of your Securities may not be offset by subsequent beneficial quarterly performances of equal magnitude.

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Leverage risk — Since the Securities are 1.5 times leveraged long with respect to the Index, you will benefit from 1.5 times from any beneficial, but will be exposed to 1.5 times any adverse, quarterly performance of the Index, before the combined negative effect the applicable fees. However, the leverage of the Securities may be greater or less than 1.5 during the periods between Reset Valuation Dates.

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Permanent Deleveraging Event — A Permanent Deleveraging Event will permanently reset the leverage of the Securities to 1.0. This means that a subsequent increase in the Index Closing Level will have less of a positive effect, and a subsequent percentage decrease in the Index Closing Level will have less of a negative effect, than it would have otherwise had.

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Zero Value Event — A Zero Value Event will have permanently reset the value of your Securities to a fixed value and accelerate your Securities. We will automatically terminate and mandatorily redeem your Securities and you will receive the Zero Value Settlement Amount, which may be zero. You will lose all or a substantial portion of your investment and you will not benefit from any future exposure to the Index.

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Market risk — The return on the Securities, which may be positive or negative, is linked to the compounded leveraged quarterly return on the Index. The return on the Index is measured by the Index Closing Level, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events (including domestic or global health events, including the outbreak of contagious or pandemic diseases, such as the recent coronavirus (COVID-19)) that affect the markets generally.

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Credit of issuer — The Securities are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by UBS Switzerland AG or any other third party. Payments on the Securities depend on UBS’s ability to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect their market value, if any, of the Securities, and you may not receive any amounts owed to you under the terms of the Securities if UBS defaults on its obligations.

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The Index Constituent Securities are Mortgage REITs — Mortgage REITs are exposed to risks specific to the real estate market as well as risks that specifically relate to the way in which mortgage REITs are organized and operated, including the credit risk of borrowers to whom they extend credit, risks associated with the use of leverage, interest rate risk and prepayment risk. In addition, mortgage REITs are subject to special U.S. federal tax requirements. Moreover, the mortgage REIT industry has historically experienced extraordinary levels of volatility during certain economic climates (such as the economic disruption that resulted from the spread of the coronavirus disease (COVID-19) in early 2020), due to their use of leverage, which exposes them to leverage risk (and may also expose them to margin calls).

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the underlying Index Constituent Securities do not pay any dividends or distributions and the Accrued Dividend, calculated as of the corresponding Coupon Valuation Date is zero or less. Similarly, the Daily Dividend (including as part of the Cash Settlement Amount, Redemption Amount, Call Settlement Amount or Zero Value Settlement Amount, as applicable) may be zero if the Index Constituent Securities do not pay any dividends or distributions during the applicable period.

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Decreases in the Current Principal Amount may result in a reduction in the Coupon Amounts even if the gross cash distributions on the Index Constituent Securities remain constant or increase over time — Coupon Amounts are determined based on the gross cash distributions that a hypothetical holder of the Index Constituent Securities would have been entitled to receive in respect of the Index Constituent Securities held by the Securities on the record date with respect to any Index Constituent Security, and the number of Index Constituent Securities held depends on the Current Principal Amount. Accordingly, decreases in the Current Principal Amount may reduce Coupon Amounts even if gross cash distributions on Index Constituent Securities increase.

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A trading market for the Securities may not be sustained — Although the Securities are listed on NYSE Arca, we are not required to maintain this listing on NYSE Arca or list the Securities on any other exchange, and the trading market for the Securities may not be sustained. Certain affiliates of UBS may engage in limited purchase and resale transactions in the Securities, although they are not required to and may stop at any time. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the Securities set forth on the cover of this prospectus. We may issue and sell additional Securities from time to time and we may suspend or cease sales of the Securities at any time, at our discretion. Therefore, the liquidity of the Securities may be limited.

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Requirements upon early redemption — Redemptions are subject to minimum redemption amount of 50,000 Securities and the payment you receive upon early redemption will be reduced by the Redemption Fee Amount unless we waive these requirements in our sole discretion.

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Your redemption election is irrevocable — You will not know the Redemption Amount when you request to redeem your Securities and you will not be able to rescind your election to redeem your Securities after we receive your redemption notice. Nor will you know whether we will elect to accelerate the Redemption Valuation Date to the date we receive your notice. Accordingly, you will be exposed to market risk from the time we receive your redemption notice through the time the Redemption Amount is determined.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s Call Right —If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the Securities. In addition, you may have to invest your proceeds in a lower-return investment.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO U.K. RETAIL INVESTORS

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

UBS AG, UBS Securities LLC or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplement and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Prospectus Addendum dated June 3, 2022